FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

28 September 2026

Notification of Transactions by Persons Discharging Managerial Responsibilities (“PDMRs”)

The following transactions of US$0.50 ordinary shares (the “Shares”) in HSBC Holdings plc (the “Company”), relates to the additional Shares being added to PDMRs’ vested share plan interests through the automatic reinvestment of the second interim dividend for 2026, which took place on 25 September 2026. The price per Share was £15.19792.

Other PDMRs

Name	Shares acquired
David Liao	4,504
Barry O’Byrne	9

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia and Middle East

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-09-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the second interim dividend for 2026			Price	Volume	Total
			£15.20	4,504	£68,451.43
		Aggregated	£15.198	4,504	£68,451.43

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O’Byrne

2 - Reason for the notification

Position/status			Chief Executive, International Wealth and Premier Banking

Initial notification/amendment			Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2026-09-25	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition as part of the reinvestment of the second interim dividend for 2026			Price	Volume	Total
			£15.20	9	£136.78
		Aggregated	£15.198	9	£136.78

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 28 September 2026